Mr. Bryan J. Pitko for
Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission

Re: Registration Statement on Form 10-12G
Filed April 22, 2013
File No. 000-54933

Dear Messrs Pitko and Riedler:

On behalf of TNI BioTech, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of May 20, 2013 containing comments regarding the Registration Statement on Form 10-12G filed on April 22, 2013. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

General

1.  Pursuant to section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law on June 21, 2013 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Exchange Act. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to June 21, 2013 to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining comments.

Noted.

2.  Please include updated interim financial information in your next amendment.

The financial statements as of March 31, 2013 are included.

3.  You identify yourself as a Smaller Reporting Company and provided only two years of financial information in your registration statement. Please explain to us how you qualify as a Smaller Reporting Company after the April 24, 2012 share exchange agreement. Refer to Item 10(f)(1) of Regulation S-K.

As of the last business day of the second fiscal quarter of 2012 (the Issuer’s most recently completed second fiscal quarter) there were approximately 8,558,878 shares held by non-affiliates. The closing sale price on June 29, 2012 was $2.65 for a public float of $22,681,027 calculated pursuant to Regulation S-K Section (f)(1). As this number is less than $75 million, the Company qualifies as a smaller reporting company.

4.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your cover page that you are an emerging growth company, and revise your registration statement to:

☐ Describe how and when a company may lose emerging growth company status;

☐ Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

☐ State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

All such additions have been made to the Form 10/A at the Jumpstart Our Business Startups Act section.

Item 1. Business
Explanatory Note, page 3

5. We note your statement that you have not independently verified the market data and other statistical information contained in the prospectus. It is not appropriate to disclaim information included in your filing. Please delete this statement or specifically state that you are responsible for the referenced information.

The statement regarding independent verification has been removed.

Company History, page 4

6. Please define the term “immunomodulatory therapies” at your first use of this term.

All such additions have been made to the Form 10/A at the Company History section.

7. Please explain what active and adoptive forms of immunotherapies are and how they are distinct from one another.

All such additions have been made to the Form 10/A at the Company History section.

8. Please revise your disclosure to whether the double-blind study conducted in December 2004 represents a Phase I or Phase II study. Please also identify the number of patients treated, what “sustained levels of cytotoxic T-cells” indicates about the efficacy of MENK in treating HIV-infected patients, and whether any adverse effects from treatment were observed in the patients.

All such additions have been made to the Form 10/A at the Our Business and Patents, Background section.

9. Please also indicate when the IND for ampouled MENK was filed and whether it remains active with the Food and Drug Administration.

The IND for MENK (#34,442) for the indication of HIV/AIDS and cancer is currently inactive but will soon be reactivated and transferred to TNIB sponsorship in June 2013.

10. Please indicate whether you have filed an Investigational New Drug Application (IND) for any of your product candidates with the Food and Drug Administration. If you have filed an IND but it is no longer active, please amend your disclosure to state this fact. Please also indicate whether the clinical trials that you intend to perform will be conducted outside the United States.

We have two currently active INDs, one for MENK in the treatment of cancers, and the other for LDN for the treatment of inflammatory bowel disease (IBD). Clinical trials under the INDs are planned to be conducted in the US and EU.

11. Please indicate whether Dr. Plotnikoff has or plans to transfer the IND in relation to the use of MENK to treat HIV/AIDS.

TNIB intends to soon reactivate the IND for MENK (#34,442) for the indication of HIV/AIDS and cancer as it is currently inactive. Dr. Plotnikoff has agreed to transfer this to TNIB sponsorship in June of 2013.

12. Please state the names of the peer-reviewed international journals that have published Professor Shan and Dr. Plotnikoff’s research results involving MENK and regulatory t-cells, as well as the dates of publication.

The following are peer-reviewed international journals that have published Professor Shan and Dr. Plotnikoff’s research results involving MENK and regulatory t-cells, including the dates of publication:

Clinical Immunology and Immunopathology. Methionine Enkephalin: A New Cytokine—Human Studies, Volume 82, Issue 2, February 1997, Pages 93–101. Nicholas P. Plotnikoff, Robert E. Faith, Anthony J. Murgo, Ronald B. Herberman, Robert A. Good.

4537878 Process for using endogenous enkephalins and endorphins to stimulate the immune system: Nicholas P Plotnikoff assigned to TN1 Pharmaceuticals Inc.
Biotechnology Advances, Volume 4, Issue 2, 1986, Page 336.

4537878 Process for using endogenous enkephalins and endorphins to stimulate the immune system: Nicholas P Plotnikoff assigned to TNI Pharmaceuticals Inc.
Biotechnology Advances, Volume 4, Issue 1, 1986, Page 173.

Psychoneuroimmunology: Interactions between Brain, Nervous System, Behaviour, Endocrine, and Immune System. Brain, Behavior, and Immunity, Volume 7, Issue 2, June 1993, Pages 188-189. Hans-Joachim Schmoll, Uwe Tewes, and Nicholas P. Plotnikoff (Eds.). Hogrefe and Huber, Lewiston, New York, 1992.

Benzopyrans. Medicinal Chemistry, Volume 15, 1977, Pages 293-327. Nicholas P. Plotnikoff, Harold E. Zaugg.

Neuropharmacological actions of enkephalin after systemic administration, Original Research Article, Life Sciences, Volume 19, Issue 8, 15 October 1976, Pages 1283-1288. Nicholas P. Plotnikoff, Abba J. Kastin, David H. Coy, Carl W. Christensen, Andrew V. Schally, Morris A. Spirtes.

Neuroimmunomodulation with enkephalins: Effects on thymus and spleen weights in mice. Original Research Article, Clinical Immunology and Immunopathology, Volume 32, Issue 1, July 1984, Pages 52-56. Nicholas P. Plotnikoff, Anthony J. Murgo, Robert E. Faith.

Psychoneuroimmunology, new approaches to neurobehavioral testing. Original Research Article, Neurotoxicology and Teratology, Volume 9, Issue 6, November–December 1987, Pages 465-471. Nicholas P. Plotnikoff.

Neuropharmacology of hypothalamic releasing factors. Biochemical Pharmacology, Volume 25, Issue 4, 15 February 1976, Pages 363-365. Nicholas P. Plotnikoff, Abba J. Kastin.

Pemoline: Enhancement of maze performance in young rats. Behavioral Biology, Volume 9, Issue 1, July 1973, Pages 117-121. Nicholas P. Plotnikoff.

Effect of methionine-enkephalin plus ZnCl2 on active T cell rosettes. Original Research Article, Neuropeptides, Volume 5, Issues 4–6, February 1985, Pages 367-370. Anthony J. Murgo, Nicholas P. Plotnikoff, Robert E. Faith.

Hypothalamic releasing hormones and catecholamines: A new interface. Original Research Article, Biochemical Pharmacology, Volume 23, Supplement 1, April 1974, Pages 962-968. Arthur J. Prange Jr., Ian C. Wilson, George R. Breese, Nicholas P. Plotnikoff, Patricio P. Lara, Morris A. Lipton.

Plasma and cerebrospinal levels of methionine-enkephalin in senile dementia of the Alzheimer's type. Clinical Neurology and Neurosurgery, Volume 89, Issue 2, Supplement, May 1987, Page 16. Ralp W. Richter, Jimmie L. Valentine, Nicholas P. Plotnikoff, Marion S. Patten, Jonathan Bennett, Carol Cromer, Gary D. Miner.

Clinical Immunology and Immunopathology. Volume 82, Issue 2, February 1997, Pages 93-101. Nicholas P. Plotnikoff, Robert E. Faith, Anthony J. Murgo, Ronald B. Herberman, Robert A. Good.

Neuroimmunomodulation with enkephalins: Enhancement of human natural killer (NK) cell activity in vitro. Original Research Article, Clinical Immunology and Immunopathology, Volume 31, Issue 3, June 1984, Pages 412-418. Robert E. Faith, Huey J. Liang, Anthony J. Murgo, Nicholas P. Plotnikoff.

Methionine Enkephalin: A New Cytokine – Human Studies Review Article Enkephalins as immunomodulators. Original Research Article, International Journal of Immunopharmacology, Volume 5, Issue 5, 1983, Pages 437-441. Nicholas P. Plotnikoff, Gerald C. Miller.

Growth hormone release inhibiting hormone: Neuropharmacological studies. Pharmacology Biochemistry and Behavior, Volume 2, Issue 5, September–October 1974, Pages 693-696. Nicholas P. Plotnikoff, Abba J. Kastin, Andrew V. Schally.

CNS effects of somatostatin. Original Research Article, Metabolism, Volume 27, Issue 9, Supplement 1, September 1978, Pages 1247-1252. Abba J. Kastin, David H. Coy, Yasuko Jacquet, Andrew V. Schally, Nicholas P. Plotnikoff.

Hypothalamic releasing hormones and catecholamines: A new interface. Life Sciences, Volume 13, Issue 8, 16 October 1973, Pages cxxxiv-cxxxvi. Arthur J. Prange, Ian C. Wilson, George R. Breese, Nicholas P. Plotnikoff, Patricio P. Lara, Morris A. Lipton.

The following are clinical trials that have published Professor Shan and Dr. Plotnikoff’s research results involving MENK and regulatory t-cells, including the dates of publication:

Enkephalins and T-cell enhancement in normal volunteers and cancer patients. Ann N Y Acad Sci., 1987;496:608-19. Plotnikoff N.P., Miller G.C., Nimeh N., Faith R.E., Murgo A.J., Wybran J. PMID: 3496830.

Immunologic properties of methionine-enkephalin, and therapeutic implications in AIDS, ARC, and cancer. Ann N Y Acad Sci. 1987;496:108-14. Wybran J, Schandené L., Van Vooren J.P., Vandermoten G., Latinne D., Sonnet J., De Bruyère M., Taelman H., Plotnikoff N.P.PMID: 3496822.

Methionine-enkephalin shows promise in reducing HIV in blood. Am Fam Physician. 1989 Sep;40(3):234. Plotnikoff N, Wybran J.PMID: 2773759.

Stress and Immunity. Wybran J., Plotnikoff N.P., Murgo A.J., Faith R., Wybran J. (Eds.).

Methionine-Enkephalin, A New Lymphokine for the Treatment of ARC Patients.Boca Raton, CRC Press, 1991.

Cytokines Stress & Immunity. Bihari B., Plotnikoff N.P., Murgo A., Faith R.E., Good R.A. (Eds.).

Methionine Enkephalin in the Treatment of AIDS-Related Complex. CRC Press, Inc. Boca Raton, Florida, 1999.

Clin Immunol Immunopathol. 1997 Feb; 82(2):93-101. Methionine enkephalin: a new cytokine--human studies. Plotnikoff N.P., Faith R.E., Murgo A.J., Herberman R.B., Good RA. College of Medicine and College of Pharmacy, University of Illinois at Chicago. PMID: 9000477.

Inhibitory Effect of Recombinant IL-25 on the Development of Dextran Sulfate Sodium-Induced Experimental Colitis in Mice. Cellular & Molecular Immunology, (2008) 5, 425–431; doi:10.1038/cmi.2008.53. S. S. Salum Mchenga, Danan Wang, Cheng Li, Fengping Shan and Changlong Lu.

Phenotypic and functional analysis of the modification of murine bone marrow dendritic cells (BMDCs) induced by neutral Ginseng polysaccharides (NGP). Human Vaccines & Immunotherapeutics, Volume 9, Issue 2, February 2013, Pages 233 – 241. Jingjuan Meng, Yiming Meng, Zaifu Liang, Lin Du, Zhenjie Zhang, Xu Hu and Fengping Shan.

The detailed analysis of the changes of murine dendritic cells (DCs) induced by thymic peptide: pidotimod (PTD). Human Vaccines & Immunotherapeutics, Volume 8, Issue 9, September 2012, Pages 1250 – 1258. Xiaofang Hu, Wei Zheng, Lu Wang, Nan Wan, Bing Wang, Weiwei Li, Hui Hua, Xu Hu and Fengping Shan.

Synergistic effect of methionine encephalin (MENK) combined with pidotimod (PTD) on the maturation of murine dendritic cells (DCs). Human Vaccines & Immunotherapeutics, Volume 9, Issue 4, April 2013, Pages 769 – 779. Yiming Meng, Qiushi Wang, Zhenjie Zhang, Enhua Wang, Nicholas P. Plotnikoff and Fengping Shan.

Liposomal oral DNA vaccine (mycobacterium DNA) elicits immune response. Original Research Article, Vaccine, Volume 28, Issue 18, 19 April 2010, Pages 3134-3142. Danan Wang, Jia Xu, Yonghui Feng, Ying Liu, S.S. Salum Mchenga, Fengping Shan, Jin-ichi Sasaki, Changlong Lu.

Maturation of murine bone marrow dendritic cells induced by acidic Ginseng polysaccharides. International Journal of Biological Macromolecules, Volume 53, February 2013, Pages 93-100. Zuozhou Wang, Jingjuan Meng, Yanjie Xia, Yiming Meng, Lin Du, Zhenjie Zhang, Enhua Wang, Fengping Shan.

Rehmannia glutinosa polysaccharide induces maturation of murine bone marrow derived Dendritic cells (BMDCs). International Journal of Biological Macromolecules, Volume 54, March 2013, Pages 136-143. Zhenjie Zhang, Yiming Meng, Yanxia Guo, Xin He, Qingrui Liu, Xiufeng Wang, Fengping Shan.

Functional modulation of the pathway between dendritic cells (DCs) and CD4+T cells by the neuropeptide: Methionine enkephalin (MENK). Original Research Article, Peptides, Volume 32, Issue 5, May 2011, Pages 929-937. Fengping Shan, Yanjie Xia, Ning Wang, Jingjuan Meng, Changlong Lu, Yiming Meng, Nicolas P. Plotnikoff.

Phenotypic and functional maturation of murine dendritic cells (DCs) induced by purified Glycyrrhizin (GL) Original Research Article, International Immunopharmacology, Volume 12, Issue 3, March 2012, Pages 518-525. Hui Hua, Zaifu Liang, Weiwei Li, Yiming Meng, Xuan Li, Zhenjie Zhang, Changlong Lu, Jingjuan Meng, Fengping Shan.

Dendritic cell vaccine modified by Ag85A gene enhances anti-tumor immunity against bladder cancer Original Research Article, International Immunopharmacology, Volume 14, Issue 3, November 2012, Pages 252-260. Pei Zhang, Jinyan Wang, Danan Wang, Huan Wang, Fengping Shan, Liudan Chen, Ying Hou, Enhua Wang, Chang-long Lu.

Analysis of maturation of murine dendritic cells (DCs) induced by purified Ganoderma lucidum polysaccharides (GLPs) Original Research Article, International Journal of Biological Macromolecules, Volume 49, Issue 4, 1 November 2011, Pages 693-699. Jingjuan Meng, Xiaofang Hu, Fengping Shan, Hui Hua, Changlong Lu, Enhua Wang, Zaifu Liang.

Modulation of phenotypic and functional maturation of murine dendritic cells (DCs) by purified Achyranthes bidentata polysaccharide (ABP) Original Research Article, International Immunopharmacology, Volume 11, Issue 8, August 2011, Pages 1103-1108. Yaxuan Zou, Jingjuan Meng, Wenna Chen, Jingling Liu, Xuan Li, Weiwei Li, Changlong Lu.

13. In your discussion of your patents and licenses, please amend your disclosure to include the material terms of each of the following agreements including exclusivity provisions, upfront fees, royalty provisions, potential milestone payments, duration and termination provisions:

☐ The agreement through which you acquired the patents and intellectual property of Dr. Plotnikoff and Professor Shen;

* Confidential Treatment request being submitted concurrently with this response. Terms have been previously disclosed. All additional terms permitted to be disclosed are in the notes to the financial statements.

☐ The exclusive licensing agreement for all of the intellectual property developed at Pennsylvania State University by Drs. Zagon, McLaughlin, and Smith;

* Confidential Treatment request being submitted concurrently with this response. The term and termination of the agreement provisions have been added. All other terms permitted to be disclosed are in the notes to the financial statements.

☐ The agreement through which you acquired the licensing rights to the patent portfolio and intellectual property developed by Dr. Bihari; and

Terms have been previously disclosed and additional terms have been incorporated into notes to the financial statements for the Form 10A.

☐ The licensing agreement relating to the exclusive patent rights for the intellectual property of Dr. Smith and LDN Research Group, LLC.

* Confidential Treatment request being submitted concurrently with this response for omitted information. The term and termination of the agreement provisions have been added. All other terms permitted to be disclosed are in the notes to the financial statements.

Furthermore, please file the agreements as exhibits to your registration statement, as each appears to be material to you pursuant to Item 601(b)(10) of Regulation S-K. If you do not believe that one or more of these agreements are material, please provide us with an analysis to that effect.

* Confidential Treatment request being submitted concurrently with this response. All agreements permitted to be disclosed have been filed as exhibits.

14. For each of the patents that you identify, please identify the specific product candidate to which the patent applies and the expected expiration date of the patent protection. It may be helpful to provide this information in the form of a table.

Patent Rights either Assigned or Licensed:

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U.S. Patent Number 4,801,614. A process for the therapeutic treatment of Cancer patients involving stimulation and promotion of the natural immune system (both T cell and NK cell activity); Cancer and HIV/AIDS.

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U.S. Patent Number 4,757,049. A process for the therapeutic treatment of AIDS (acquired immune deficiency syndrome) involving stimulation and promotion of the natural immune system (both T cell and B cell immunity); Cancer and HIV/AIDS.

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U.S. Patent Number 4,537,878. A process of stimulating and promoting the natural immune system (T cells and NK cells) resisting and inhibiting the growth of tumorous cells as well as Cancer and HIV/AIDS.

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U.S. Patent Number 6,586,443. Multiple sclerosis in a human patient is treated by the administration via a pharmacologically effective route of an essentially pure opiate receptor antagonist, preferably LDN IRT-103.

●	U.S. Patent Number 6,384,044. Cancer of the prostate in human male patients even at an advanced state with metastasis to other organs, is treated by the administration, preferably IRT-103.

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U.S. Patent Number 6,288,074. Method of treating Lymphoproliferative syndrome, including such diseases as malignant lymphoma, chronic lymphocytic leukemia, Hodgkin's lymphoma, and non-Hodgkin's lymphoma; treated in human patients by the administration IRT-103.

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U.S. Patent Number 5,356,900. Chronic herpes virus infections are treated in human patients by the administration by a pharmacologically effective mode or route of an essentially pure opiate receptor IRT LOC.

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U.S. Patent Number 5,013,739. Chronic herpes viral infections, including chronic genital herpes caused by the herpes simplex virus, Type 2, and chronic infections due to the Epstein-Barr virus, chronic IRT-103.

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U.S. Patent Number 4,888,346. A treatment method for humans infected with HTLV-III (AIDS) virus, including patients clinically diagnosed as suffering from AIDS, those suffering from AIDS-related complex (ARC) as IRT-103.

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US Patent Number 6,136,780, Patent No. US 7879870. Dr. Jill Smith and LDN Research LLC, whose members include Dr. Ian S. Zagon, Dr. Patricia J. McLaughlin and Moshe Rogosnitzky. The patent covers methods and formulations for the treatment of the inflammatory and ulcerative diseases of the bowel, using naltrexone in low dose as an opioid antagonist. Endogenous opioids and opioid antagonists at low doses have been shown to play a role in stimulating and rebalancing the immune system and the healing and repair of tissues. IRT-103.

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PSU Invention Disclosure No. 96-1565 IRT-101
Title: Opioid Growth Factor and Cancer
Inventors: Ian S. Zagon, Patricia J. McLaughlin, and Jill P. Smith
U.S. Patent Appl. 08/827,481
Filed: 3/27/1997
Title: Control of Cancer Growth Through the Interaction of [MET5]-Enkephalin and the Zeta Receptor
Inventors: Zagon, McLaughlin & Smith
Status: Issued 10/24/2000
Patent NO. 6,136,780

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U.S. Patent Appl. 09/640,622 IRT-101
Title: Control of Cancer Growth Through the Interaction of [MET5]-Enkephalin and the Zeta Receptor
Filed: 8/17/2000
Inventors: Zagon, McLaughlin & Smith
Statue: Issued 5/18/2004
Patent No. 6,737,397

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PSU Invention Disclosure No. 2003-2839 IRT-101
Title: Combination Therapy with Opioid Growth Factor and Taxanes for the Treatment of Cancer
Inventors: Ian S. Zagon, Patricia J. McLaughlin, and Jill P. Smith

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PSU Invention Disclosure No. 2004-2890 IRT-101
Title: Combined Therapy with Opioid Growth Factor and Gemcitabine for the Treatment of Cancer
Inventors: Ian S. Zagon and Patricia J. McLaughlin
U.S. Patent Application 11/061,932
Filed: 02/21/2005
Title: Combinatorial Therapies For The Treatment Of Neoplasias Using The Opioid Growth Factor Receptor
Inventors: Zagon, McLaughlin & Smith
Status: Pending 2839 & 2890

●	International Patent Appl. PCT/US2005/005268 IRT-101 Filed: 02/21/2005 Title: Same as U.S. 11/061,932 Inventors: Same as U.S. 11/061,932 Status: Nationalized (2839 & 2890 combined) CA 2,557,504

●	Ian S. Zagon, John Blebea, Patricia J. McLaughlin: Opioid growth factor modulates angiogenesis. Nov, 29 2001: US 20010046968 (16 citation).

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Ian S. Zagon, Patricia J. McLaughlin, Jill P. Smith: Control of cancer growth through the interaction of [MET5]-enkephalin and the zeta receptor. The Penn State Research Foundation; May 18, 2004: US 6737397 (2 citation) IRT-101.

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Ian S. Zagon, Patricia J. McLaughlin: Control of cancer growth through the interaction of [Met.sup.5]-enkephalin and the zeta (.zeta.) receptor. The Penn State Research Foundation Oct, 24 2000: US 6136780 (2 citation) IRT-101.

●	Jill P. Smith, Ian S. Zagon, Moshe Rogosnitzky: Treatment of inflammatory and ulcerative diseases of the bowel with opioid antagonists. Jan, 17 2008: US 20080015211 (1 citation) LDN IRT-103.

●	Ian S. Zagon, Patricia J. McLaughlin, Jill P. Smith: Combinatorial therapies for the treatment of neoplasias using the opioid growth factor receptor. Mar, 8 2007: US 20070053838 (1 citation) IRT-101.

●	Jill P. Smith, Ian S. Zagon, Moshe Rogosnitzky: Treatment of inflammatory and ulcerative diseases of the bowel with opioid antagonists. Feb, 1 2011: US 7879870 LDN IRT-103.

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Ian S. Zagon, Patricia J. McLaughlin, Jill P. Smith: Combinatorial therapies for the treatment of neoplasias using the opioid growth factor receptor. The Penn State Research Foundation Aug, 23 2011: US 8003630 IRT-103.

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Ian S. Zagon, Patricia J. McLaughlin, Jill P. Smith: Combinatorial therapies for the treatment of neoplasias using the opioid growth factor receptor. The Penn State Research Foundation May, 26 2011: US 20110123437 IRT-103.

●	Ian S. Zagon, Patricia J. McLaughlin, Michael F. Verderame: Cyclin-dependent kinase inhibitors as targets for opiod growth factor treatment. Oct, 5 2010: US 7807368 IRT-103.

●	Ian S. Zagon, Patricia J. McLaughlin, Michael F. Verderame: Opioid growth factor receptors. Aug, 18 2009: US 7576180 IRT-103.

●	Ian S. Zagon, Patricia J. McLaughlin, Michael F. Verderame: Methods of detecting opioid growth factor receptor (OGFr) in tissue. Apr, 14 2009: US 7517649 IRT-103.

●	Ian S Zagon, Patricia J. McLaughlin, Michael F. Verderame: Cyclin-dependent kinase inhibitors as targets for opiod growth factor treatment. Jun, 19 2008: US 20080146512 IRT-103.

●	Ian S. Zagon, Patricia J. McLaughlin, Michael F. Verderame: Nucleic acid molecules encoding opioid growth factor receptors. Oct, 17 2006: US 7122651 IRT-103.

●	Ian S. Zagon, Patricia J. McLaughlin, Michael F. Verderame: Novel nucleic acid molecules encoding opioid growth factor receptors. Apr, 6 2006: US 20060073565 IRT-103.

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Ian S. Zagon, Patricia J. McLaughlin, Jill P. Smith: Combinatorial therapies for the treatment of neoplasias using the opioid growth factor receptor. The Penn State Research Foundation; Sep, 1 2005:
US 20050191241
U.S. Patent Appl. 11/510,682
Filed: 8/25/2006
Title: Combinatorial Therapies For The Treatment Of Neoplasias Using The Opioid Growth Factor Receptor
Inventors: Zagon, McLaughlin & Smith
Status: Issued 8/23/2011
Patent No 8,003,630 IRT-103

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U.S. Patent Application 13/020,077
Filed: 02/03/2011
Title: Combinatorial Therapies For The Treatment Of Neoplasias Using The Opioid Growth Factor Receptor
Inventors: Zagon, McLaughlin & Smith
Status: Pending IRT-103

●	Shan Fengping, Nicholas Plotnikoff, Lu Changlong: Application of naloxone and composition thereof in preparing drug for treating cancer. Shan Fengping; Aug, 26 2009: CN 200910011030 IRT-102.

●	Huang Jianyin, Zhang Ding, Shan Fengping, Luo Zhinong: Application of methionine enkephalin in preparing human or animal vaccination. Huang Jianyin; Aug, 20 2008: CN 200710051586.

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Shan Fengping, Lv Changlong, Nicola Polonikov, Huang Jianyin: Application of compounds methionine enkephalin for preparing medicine for curing blood medulla hematopoietic system cancer. Dan Fengping; May, 14 2008: CN 200710158742.

●	Huang John, Chang Ding, Lo Shi-Lung, Shan Fengping: Methods of reducing side effects in cancer therapy. Penta Biotech; Jun, 14 2007: WO 2007/067753 IRT-103.

●	Shan Fengping, Lv Changlong, Huang Jianyin, Zhang Ding, Luo Zhinong: Aerosol contg. met-enkephalin. Shan Fengping; Nov, 15 2006: CN 200610046249 IRT-102.

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Huang Jianyin, Zhang Ding, Luo Zhinong, Shan Fengping: Use of methionine enkephalin in preparation of medicine for reducing toxic and side effect of chemical or radioactive therapy. Huang Jianyin; Aug, 9 2006: CN 200510019964 IRT-103. This invention relates to the application of using methionine to make drugs that could release toxins and side effects in radiotherapy and chemotherapy processes. It uses the multifunction of methionine enkephalin to gain good curing effect, and improve the living quality in the curing period.

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Shan Fengping, Li Li: Integrated health food for regulating human body immune balance. Liaoning Academy Of Microorganism Sciences, Jul, 6 2005: CN 200310120896.

The invention provides an integrated health food for regulating human body immune balance which is prepared from optimized Siberian solomonseal rhizome, green tea, oyster shell, poria cocos wolf and grape seed oil through combination, the invention can realize the adjustment of human body.

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Shan Fengping: One-step affinity column purifying process of embolism-resisting enzyme. Shan Fengping; Mar, 9 1994: CN 93111074. The present invention relates to a production process of medicinal embolism-resisting enzyme, i.e., it is a technological process for one-step purifying earthworm by use of affinity column. Said technological process includes washing fresh earthworm-ultrasonic homogenizing-high-speed.

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Fengping Shan, Shenhe District CN
Patent application number: 20100016209.
Description Published: IRT-103 Methods of Reducing Side Effects in Cancer Therapy; the present invention provides a method of decreasing side effects in a human or animal cancer patient due to radiation therapy or chemotherapy. With this method, methionine enkephalin is administered to the patient at least one time per week for a first time period, where the first time period is at least three weeks. In one embodiment, the first time period is one or two months. Methionine enkephalin is then administered to the patient one time per month for a second time period, where the second time period is at least one month, and where the second time period is consecutive to the first time period. In one embodiment, the total term of methionine enkephalin treatment is at least six months. Methionine enkephalin may be administered to the patient at the same time as, before, or after administration of radiation or chemotherapy. 01-21-2010.

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Fengping Shan, Shenyang CN.
Patent application number: 20080286315.
Description Published: IRT-103 Methionine Enkephalin as an Adjuvant for Vaccine Immunizations; the present invention provides a method of stimulating dendritic cells, comprising contacting the dendritic cells with methionine enkephalin. The present invention also provides methods of enhancing an immune response to an antigen in a mammal. In a first method, dendritic cells are isolated from the mammal. The dendritic cells are then contacted with methionine enkephalin for a time sufficient to stimulate the cells. Next, the stimulated dendritic cells are contacted with the antigen of interest for a time sufficient for the cells to process the antigen. The dendritic cells are then injected into the mammal. The dendritic cells may be injected into the animal either on their own, or along with methionine enkephalin and/or the antigen. In a second method, the antigen of interest and methionine enkephalin are administered to the mammal. The present invention also provides compositions for administration to a mammalian subject having a tumor.

15. The first paragraph of your disclosure on page 7 is almost entirely duplicative of the penultimate one on the preceding page. Please remove it.

Removed.

16. Please revise your disclosure to identify the published randomized controlled phase II trials for LDN and identify where they were conducted. Please also explain how these trials showed “considerably better efficacy than the comparator standard of care.”

All such additions have been made to the Form 10/A at the Treatment Focus, Crohn’s Disease section.

17. Please explain why you believe that you will be able to rely on the phase II trials for LDN as the basis for conducting a pivotal phase III trial for LDN in the next 15 months under the 505(b)(2).

TNI BioTech believes there is a sufficient database of information for the safety of this product and proven efficacy of the proposed LDN dose (4.5 mg in adults and 0.1 mg/kg in pediatrics) to support proceeding to the proposed Phase III clinical trials using 505(b)(2) based upon the following available information:

●	Historical safety data on oral naltrexone at and around the proposed efficacious dose (0.07-0.1 mg/kg – 4.5 mg maximum daily dose) and doses up to 300 mg from the published literature;
●	Use of the naltrexone RLD under the approved New Drug Application (NDA 018932, REVIA);

●
Extensive safety data (clinical and nonclinical) with the global use of LDN for the treatment of Crohn’s disease (as well as many other indications, especially multiple sclerosis and fibromyalgia); and

●	Clinical data from three clinical trials conducted under this IND with LDN:
o	Phase 1 Open Label Pilot Study (IRB protocol No. 2003-113) in Adults (n = 17 adult patients);
o	Phase 2 Randomized, Double blind, Placebo-controlled Study (IRB protocol No. 21455) in Adults (n = 34 adult patients); and
o	Phase 2 Randomized, Double blind, Placebo-controlled Study (IRB protocol No. 27793) in Pediatrics (n = 12 pediatric patients).

18. Please disclose whether you have obtained FDA approval for your proposed phase III trials of LDN for the treatment of Crohn’s disease in children and adults.

A Type C Meeting has been scheduled with the FDA on June 26, 2013 to discuss moving into Phase III and the protocol designs. Based on the guidance from the FDA, final protocols will be submitted to the IND 4Q2013. After a 30-day period, the studies will initiate.

19. We note that your disclosure that Professor Shen and Dr. Plotnikoff have published articles proving MENK’s role in immune restoration, and that clinical trial evidence indicates that LDN dosing at certain levels stimulates the immune system, among other statements relating to the efficacy of your immunomodulatory therapies. Please revise your disclosure to discuss whether any controversy remains in the medical and/or scientific community as to the efficacy of MENK or LDN as immune-modulating drugs and whether any such disagreement casts doubt on your ability to develop and commercialize your product candidates. To the extent appropriate, any such controversies should also be addressed in an independent risk factor.

We have revised the Form 10 filing with considerably more summaries of published articles and their specific citations. Regarding published articles supporting the immunomodulatory effects of MENK, in addition to the recent peer-reviewed articles by Professor Shan and Dr. Plotnikoff, there have been many other scientists who have published peer-reviewed articles that also indicate a variety of immunomodulatory effects, as indicated in the revised Form 10/A filing. The only significant controversy is that the team from Penn State University (“PSU”), led by Dr. Ian Zagon as the senior basic scientist and Dr. Jill Smith as the senior physician scientist, have shown that in addition to the reported immunomodulatory effects of MENK, they have discovered a novel opioid receptor that is highly expressed on cancer cells and on some normal tissue cells, which selectively bind MENK and has been shown to induce direct inhibition of cancer cell growth in the laboratory or in immunodeficient nude mice, and they have decided to refer to MENK as an Opioid Growth Factor (“OGF”). TNIB’s position is that MENK can have therapeutic activity by both immunomodulatory effects and by direct anti-cancer inhibitory effects. Despite some skepticism by the Zagon/Smith team about the importance of the immunomodulatory mechanism of action for the effective treatment of various types of advanced cancer, that team and TNIB are in complete accord regarding the ability of MENK/OGF to be a promising drug for phase III clinical development and commercialization. This conclusion is supported by the successful negotiation with PSU and the co-inventors for TNIB to acquire all of the relevant patents, and their prior clinical data, and to transfer the IND for the use of MENK/OGF for treatment of pancreatic and other types of advanced cancers.

Regarding the immunomodulatory effects of LDN, there is no scientific controversy in published literature. In view of an increasing body of peer-reviewed publications supporting the efficacy in phase II trials for HIV/AIDS and a variety of autoimmune diseases, particularly Crohn’s disease and multiple sclerosis, and in each of those reports, now included in the revised Form 10/A, the authors have offered evidence that a central mechanism of action is to reduce signs and symptoms of these diseases by either increasing several immune functions in patients with HIV/AIDS and cancer, or reducing the abnormal inflammatory and autoimmune attacks on certain tissues, e.g., the GI mucosa in IBD and neurons in multiple sclerosis. Analogously, Drs. McCandless and Zimmerman have shown that a subset of autistic children have decreased immune functions that have been restored to at least a significant extent by treatment with LDN. Several investigators have focused on the use of LDN for treatment of various diseases of the central and/or peripheral nervous system. For some of these diseases, such as fibromyalgia, Alzheimner’s disease, and Parkinson’s disease, for which the cause of disease may or may not be autoimmune, there may be direct effects on neurons to reduce pain or otherwise alter functions. However, whether the mechanism of action is immunomodulatory or direct, as with MENK, there is concordance of opinion that LDN has considerable potential for treatment of a wide variety of disease, and the clinical development and commercialization can proceed in either case. To support this conclusion, TNIB has interacted directly with most of the lead authors of these publications, and all have agreed to cooperate closely with TNIB for further clinical development.

All such additions have been made to the Form 10/A at the Patents and Licenses section.

20. We note your reference to various studies demonstrating successful use of LDN in HIV/AIDS. Please revise your disclosure to provide an expanded description of the studies conducted including the number of patients, the specific tests that were taken during the studies and what they were attempting to measure, the results of the studies and any adverse effects events that were observed during the studies.

Two separate studies conducted in Africa demonstrate successful LDN use in HIV/AIDS, and were published in the October 2011 issue of the peer-reviewed Journal of AIDS and HIV Research. This was made possible with the financial support and guidance of neurologist Dr. Jaquelyn McCandless and her colleague and husband, Jack Zimmerman, the support of Hussein Alfa Nafo, and with the work of the local research team led by Dr. Abdel Kader Traore and other health officials at the University Hospital in Bamako, Mali, in Africa.

Clinical Trials by Dr. Bihari, conducted in 1996, showed that patients who have taken the regularly as prescribed dose showed no drop in CD4 cells. The average CD4 number in these patients before starting LDN was 358, and the average 18 months later was 368. The 55 patients who have not taken LDN, or have taken it only sporadically, indicated a drop of CD4s from an average of 297 to 176 over the course of 18 months. This represented a drop of approximately 90 per year, approximately the usual rate of drop with HIV with no treatment. Thus, low dose naltrexone had completely stopped the CD4 drop. This stabilization of CD4s was accompanied by an arrest of disease progression. The 55 non-compliant patients experienced 25 opportunistic infections, and in the 103 compliant patients, only eight. Survival was also significantly different between the groups. There were 13 deaths among the non-compliant patients and only one in the group of 103 compliant patients. Some patients in this study have been on LDN for as long as seven to eight years, with no disease progression or CD4 drop and evidence of resistance to the beneficial effects of the drug. None of the patients experienced side effects.

In a second report filed in the New England Journal of Medicine on December 21, 1995 (vol. 333, number 25, pg. 1662), reported by an investigator working for Glaxo, none of the patients had taken AZT previously. The major differences between the Glaxo group and Dr. Bihari’s group were the simultaneous usage of low dose naltrexone in the Dr. Bihari group and not in the Glaxo group, and the average number of CD4s at the beginning of treatment. The naltrexone patients had an average CD4 count of 88 before starting these antivirals, in contrast to the Glaxo group’s average of 352. The Glaxo patients on Epivir and AZT experienced an average rise of 40 CD4’s at six months. This represented an 11.3% increase. The patients on Epivir, AZT and low dose naltrexone experienced an average rise of 106 CD4’s at 6 months, representing a 128% increase. All 19 of the patients in the naltrexone group had increase of at least 30%. In addition, there was, in all but one, a significant increase in energy, appetite and mood. In several underweight patients there were weight gains of 10 to 50 pounds in the first two months. Thus, the data from one placebo-controlled trial and two private-practice based observational studies strongly suggests that low dose naltrexone is an effective immune-enhancing agent. When used alone, it appears to significantly slow disease progression. When naltrexone is used in conjunction with newer and more potent antiviral combination, it accelerates immune system healing.

All such additions have been made to the Form 10/A in the Our Company’s Immunotherapy section and the AIDS section.

21. We note your discussion of clinical trial of LDN in relation to Crohn’s disease. Please indicate whether patients experienced any adverse effects as a result of treatment with LDN and describe these effects.

The first study conducted was an open-label pilot study to evaluate response, safety, and toxicity to LDN in adult subjects with moderate to severe, active Crohn’s disease. Patients were treated with LDN orally each evening at a dose of 4.5 mg for 3 months. A total of 17 patients were enrolled, 16 of whom completed the study. No laboratory abnormalities were noted. The most common side effect was sleep disturbances (occurred when dosing at night, at about bed-time), occurring in seven patients (41%) (Smith J. et al., 2007).

A second clinical study was conducted as a randomized double-blind, placebo-controlled study to test the efficacy and safety of LDN for 12 weeks in adults with moderate to severe active Crohn’s disease. Forty subjects with moderate to severe active Crohn’s disease were enrolled in the study. Randomized patients received daily oral administration LDN (4.5 mg/day) or placebo. Fatigue was the only side effect reported of statistical significance, and it was greater in subjects receiving placebo (Smith J. et al., 2011).

A pilot phase 2 clinical trial was conducted in children with moderate to severe active Crohn’s disease. Fourteen subjects were enrolled; 12 subjects were randomized and treated with a mean age of 12.3 years (range 8-17 years). Children were randomized to placebo or LDN (0.1 mg/kg or 4.5 mg) orally for 8 weeks followed by open-label treatment for an additional 8 weeks of LDN at the same dose of 0.1 mg/kg or 4.5 mg. Oral LDN was well tolerated without any serious adverse events (Smith J. et al., 2013).

Adverse Events reported to date in patients with Crohn’s Disease

Adverse Event	Phase 1 Open-label Study in Adults N=17	Phase 2 Randomized, double-blind, placebo-controlled study in Adults N=40		Phase 2 Pilot study in Children N=12a
	LDN	Placebo	LDN	Placebo	LDN
Sleep disturbance	7	5	5	2	2
Unusual dreams	1	3	2	0	2
Insomnia	5	0	0	0	0
Nausea	1	4	4	0	1
Hair thinning/ Hair loss	1	1	0	1	0
Hair growth	0	0	1	0	0
Blurred vision	1	0	0	0	0
Irritability	1	0	0	0	0
Mood swings	1	0	0	0	0
Mild disorientation	1	0	0	0	0
Twitching	0	0	0	1	1
Headaches	0	2	4	1	0
Decreased appetite/ Loss of appetite	0	0	2	1	0
Fatigue	0	3	0	1	0
Flushed ears	0	0	0	0	1
Papules, rash	0	0	0	1	0
Double vision	0	0	0	0	1
Flatulence	0	5	6	0	0
Vomiting	0	1	3	0	0
Diarrhea	0	5	7	0	0
Abdominal Pain	0	5	5	0	0
Constipation	0	0	2	0	0
a Fourteen (14) subjects were enrolled, 12 subjects were randomized and treated
(Smith J. et al., 2007; Smith J. et al., 2011; Smith J. et al., 2013)

The Products, page 12

22. In this discussion, you omit any mention of your lead product candidate, IRT-103. Please amend your disclosure to include a complete description of IRT-103 at the same level of detail as the descriptions of your other product candidates. Please also revise your disclosure to discuss the current regulatory status of each of your product candidates, the specific indications that each candidate is intended to treat, and your anticipated developmental timeline for each. In this regard, please indicate why IRT-103 represents your lead product candidate.

All such additions have been made to the Form 10/A at the Company History section and the Regulatory Status section.

23. Please state which of your product candidates is being developed to treat each of the indications discussed listed.

IRT-101: Pancreatic cancer (± gemcitabine), ovarian cancer, hepatocellular cancer, HIV/AIDS

IRT-103: MS, Crohn’s Disease, UC, Fibromyalgia, Advanced Cancers and HIV (in combination with antivirals in asymptomatic HIV patients)

24. Please revise your disclosure to explain what a “therapeutic vaccine” is and why the studies conducted by Drs. Plotnikoff and Bihari in December 2004 resulted in MENK being defined as such.

This term was stated in error. Therapeutic vaccines are generally considered to be quite different from a defined drug such as MENK. Therefore, in the revised Form 10/A, the term “therapeutic vaccine” has been removed and TNIB will consistently refer to MENK as mainly an immunomodulatory drug.

25. In your discussion of Crohn’s disease, several of the footnotes in your text do not have corresponding footnote disclosure at the bottom of page 14. Please amend your disclosure to include these citations, to the extent you believe them to be material, or remove the footnotes from the relevant paragraph.

Removed.

26. Please explain more fully your goal to establish various treatment facilities, including how you intend to finance this venture and your anticipated timetable for opening these facilities.

The Company has entered into a relationship with a number of groups including: GB Oncology & Imaging Group, LLC, the Brewer Group, American Hospitals and Resorts, as well as a number of United States doctors that own and operate clinics in the United States and Nigeria. American Hospitals and Resorts operate a private health maintenance organization in Nigeria. We are also working with large employers who operate on-site clinics.

The Government of Malawi has been remodeling a section of the Queens's Hospital as an oncology center. Once it is complete, TNI BioTech, with the assistance of GB Oncology & Imaging Group, LLC and the other groups, is ready to ship the equipment to the oncology center within the next 90 to 120 days. Once the facility is operational, American Hospital Resort has agreed to assist in the operation of the clinic in Malawi and the implementation of TNI BioTech therapies. In the case of Malawi, a number of not-for-profits are funding the project through donations. There is no need to build a facility as we are currently working with known operators.

Operations in Nigeria will be operational within 90 days and operations in Malawi should be operational by 2014.

Distribution and Production, page 15

27. We note your reference to various agreements relating to your product development and current plans to commercialize IRT-103. Please amend your disclosure to discuss the material terms of the following agreements:

☐ the joint venture agreement with the Hubei Qianjiang Pharmaceutical Company;

* Confidential Treatment request being submitted concurrently with this response. Terms have been previously disclosed. All additional terms permitted to be disclosed are in the notes to the financial statements.

☐ the contracts with the Republic of Malaria and Equatorial Guinea for the delivery of IRT-103 for the treatment of HIV/AIDS and/or cancer in 2013; and

☐ the exclusive distributor agreement with G-Ex Technologies/St. Maris Pharma and GB Pharma Holdings LLC for the Federal Republic of Nigeria.

* Terms have been previously disclosed. All additional terms are disclosed in the notes to the financial statements.

In your description of these agreements you should specifically identify any exclusivity provisions, the financial and funding obligations of any parties to the agreement, the expected duration of the agreement and any termination provisions. In addition, please file each agreement as en exhibit to your registration statement as required under Item 601(b)(10) of Regulation S-K.

* Confidential Treatment request being submitted concurrently with this response. All agreements permitted to be disclosed have been filed as exhibits.

Distribution and Production, page 15

28. We note your entry into agreements with ViPharma and Laboratorios Ramos in relation to the manufacturing of IRT-103. Please revise your disclosure to identify any exclusivity provisions, the duration of the agreements, and any termination provisions. Please also file these agreements as exhibits to your registration statement or provide an analysis as to why the agreements are not required to be filed.

The agreement provides ViPharma with exclusive rights to supervise and inspect all manufacturing processes of LDN in Latin America. The initial term of the agreement is ten years with automatic five-year renewals, provided neither party is in breach. The agreement may be terminated by: (i) mutual agreement, (ii) in the event of a breach after a 45-day cure period; or (iii) by either party upon provision of written notice at least 90 days before the end of the agreement; provided, however, that if TNI terminates the contract without cause, it will be required to pay ViPharma a penalty. The amount of the penalty is confidential and such treatment has been requested.

All additions have been made to the Form 10/a at the Distribution and Production section and in the notes to the financial statements.

29. Please indicate the approximate amount you intend to expend to open your first cancer treatment center in Malawi.

$1,000,000.00.

Analysis, page 16

30. We note your disclosure in relation to your ability to potentially generate $27 million in operating revenue in 2013. However, we also note your statement in the risk factor on page 18 that you do not expect to generate revenue from the sale of your products for the foreseeable future and your statement in Note 1 to your financial statements that you expect operating losses and negative cash flows to continue at more significant levels in the future, and that you may never achieve profitability. In light of these statements and the significant uncertainty surrounding your ability to generate revenue please delete your statement regarding your estimated operating revenue for 2013.

Removed.

Government Regulations, page 16

31. Please expand this disclosure to describe in greater detail how the clinical development process in the United States functions, including the filing of an IND, the different phases of clinical trials that must be performed and the requisite approval of a New Drug Application. You should also include a discussion of the 505(b)(2) regulatory pathway you intend to pursue for certain indications. Furthermore, since it appears that you intend to initiate commercial sales of IRT-103 in China and several countries in Africa prior to the United States, please also describe the regulatory processes in those countries and the agencies from whom you must obtain approval before any sales can be made, e.g. the National Agency for Food and Drug Administration and Control of Nigeria and the State Food and Drug Administration of China.

Our IND is being conducted per 21 Code of Federal Regulations Title 21, Part 312. In addition, we follow ICH guidelines, including good clinical practices (ICH E6) and current good manufacturing practice (ICH Q7) throughout the development process. After completion of Phase III clinical trials, TNI will file our NDA for LDN (IRT-103) as a 505(b)(2) application. IRT-103 products will follow the 505(b)(2) pathway relying on the Reference Listed Drug (RLD) REVIA, to support the safety of the product. Efficacy will be submitted by TNI BioTech, Inc. directly to the LDN NDA. IRT-101 products will follow the traditional approval pathway, as a RLD is not available for MENK/OGF. However, published literature will support this program.

Risk Factors
General

32. Please include a separate risk factor that discloses that you have generated no revenues to date, that you experienced heavy operating losses in fiscal year 2012, and that you have a working capital deficiency that your independent registered public accounting firm believes raises substantial doubt about your ability to continue as a going concern.

Such risk factor has been added.

“We will see losses from our clinical trials for the foreseeable future . . . ” page 18

33. In this risk factor, please estimate the amount you estimate spending on clinical trials this fiscal year and in fiscal year 2014.

All such additions have been made to the Form 10/A.

34. In the second paragraph of this risk factor, you state that you have “3 other” drug candidates in clinical trials, in addition to IRT-103. Please amend your disclosure to correct this, as it appears that you have only two other drug candidates.

Amended.

“We may need additional financing and may be unable to raise capital on acceptable terms, or at all, when needed . . .,” page 24

35. In this risk factor, you cite a figure of $330,000 as your total cash and cash equivalents as of the end of 2012. In your Results of Operations and Balance Sheet, you state a figure of $313,095. Please amend your disclosure as necessary to resolve this discrepancy.

Amended.

“TNIB’s revenue depends on a small number of industries and clients,” page 29

36. It is unclear from your other disclosure exactly how this risk factor is material to you, since the core of your operations appears to be product development and you are not actually providing any “services” at this time. Please either provide us with an analysis as to why you believe this risk factor is material to you or, alternatively, delete it.

Removed.

“Any failure by TNIB to comply with existing health care and drug regulations…,” page 30

37. Please revise your risk factor to the extent that you have experienced any failure to comply with existing regulations or received issuance of an FDA notice indicating a finding of a material violation of good clinical practice, good laboratory practice or good manufacturing practice requirements.

The company has not experienced any failure to comply and has not received any notice or violation of either good clinical practices, laboratory practices or good manufacturing practices.

All such additions have been made to the Form 10/A.

“If serious or unexpected adverse side effects are identified during the development of our treatment . . .,” page 32

38. This risk factor is duplicative of the one concerning potential side effects on page 21. Please delete it from your disclosure.

Deleted.

“TNIB may incur substantial expenses by developing products that will never be successful, fully developed and/or commercialized,” page 33

39. Please include in this risk factor the aggregate amount you have expended on your various licensing and acquisition agreements and an estimate of the research and development expenses you expect to incur this fiscal year and in fiscal year 2014.

All such additions have been made to the Form 10/A.

“Our treatments, even if approved may not be accepted in the marketplace; therefore, we may not be able to generate significant revenue, if any,” page 33

40. This risk factor has significant overlap with the second one on page 21. Please condense them into a single risk factor.

Such risk factors have been condensed.

“TNIB’s inability to adequately protect its intellectual property rights could hurt business,” page 35

41. Please expand this risk factor to identify your most important patents, particularly those relating to your most advanced product candidate, IRT-103.

All such amendments and additions have been made to the Form 10/A.

“Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally,” page 40

42. Please expand this risk factor to include a brief description of the regulatory pathways in China and the African nations where you are currently developing your products and where you wish to commercialize them.

All such additions have been made to the Form 10/A.

Risk Factors

43. Please include a separate risk factor which discusses the risks relating to conducting clinical trials for your product candidates outside of the United States. Please specifically highlight the risk that the FDA may not accept the results of clinical trials conducted outside of the United States.

All such additions have been made to the Form 10/A.

Risk Factors

“Healthcare reform measures could hinder or prevent the commercial success of our drug candidates,” page 40

44. This risk factor is largely duplicative of the one concerning healthcare reform on page 33. Please condense them into a single risk factor.

These statements have been condensed.

“Because of their significant stock ownership, our chief executive officer, our other executive officers . . .,” page 42

45. Please include the percentage of common stock ownership held by your directors and officers as a group, and note in both the sub-caption and body of this risk factor that your other stockholders will have limited ability to influence corporate actions or decisions.

All such additions have been made to the Form 10/A.

“The market price of our Common Stock may fluctuate significantly, which could cause a decline in the value of your shares,” page 45

46. This risk factor has considerable overlap with the one concerning stock price volatility on page 42. Please condense them into a single risk factor.

These risk factors have been condensed.

Item 2. Financial Information
Overview, page 47

47. You state again here that you have “3 other” drug candidates in clinical trials, in addition to IRT-103. As the only product candidates you describe are IRT-101, IRT-102, and IRT-103, we ask that you amend your disclosure here and wherever else applicable in your registration statement to remove any discrepancies.

All discrepancies have been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 47

48. Your discussion focuses on the goodwill impairment and selling, general, and administrative expenses. Please revise to also discuss the other significant expenses such as the $22 million loss on settlement of debt.

The filing has been modified as follows:

Operating expenses totaled $153,088,578 for 2012, as compared to $0 for 2011. We anticipate that certain operating expenses will continue to increase for fiscal year 2013 as we continue to build our infrastructure and develop our products. Included in operating expense is an impairment of goodwill of $98,000,000 in 2012, compared to $0 in 2011, which was related to the acquisition of TNI BioTech IP, Inc. The Company recorded stock warrant expense of $25,810,469 in 2012 as compared to $0 in 2011. The stock warrant expense was calculated using Black Scholes method. Amortization of prepaid consulting fees totaled $17,004,479 in 2012, as compared to $0 in 2011. The Company issued stock for services which totaled approximately $9,160,000 in 2012 as compared to $0 in 2011. Depreciation and amortization expense were $1,570,232 in 2012 as compared to $0 in 2011 which related primarily to the amortization of patents and licenses. Selling, general and administrative expenses were $48,588,177 in 2012, compared to $0 in 2011. Research and development expense totaled $4,960,199 in 2012 as compared to $0 in 2011.

All such additions have been made to the Form 10/A at the Operating Expenses section, page 51.

Summary, page 48

49. Please also state here that the opinion of your independent registered public accounting firm included in this registration statement indicates substantial doubt about your ability to continue as a going concern.

Such statement has been included.

Item 5. Directors and Executive Officers, page 50

50. With the exception of your Chief Financial Officer, please be more specific in describing the business experience of each of your directors and officers, including their places of employment and positions over the last five years and, for your directors, the actual experience, qualifications, attributes or skills that led you to conclude that the person should serve on your Board. We refer you to Item 401(e) of Regulation S-K.

All such additions have been made to the Form 10/A.

Item 6. Executive Compensation, page 54

51. The total compensation of your chief executive officer and chief operating officer is less than the sum of the salaries and other compensation awarded to them in fiscal year 2012. Please amend your disclosure to resolve this discrepancy.

Amended.

52. We note that in the footnotes to your table on page, you describe the $18,000 payments to your CEO and COO as “unaccountable expense.” Please revise you disclosure to explain what “unaccountable” expense refers to in this context.

Amended.

53. In the footnotes below your summary compensation table, please indicate when the awards of common stock or warrants were made and the fair market value of the common stock awards as of the date of grant pursuant to FASB ASC Topic 718.

Amended.

Item 10. Recent Sales of Unregistered Securities, page 56

54. Please state the exemption from registration you relied upon for each of the sales described herein and explain more fully the restrictions imposed on the relevant transactions by Rule 144, e.g. the reason these shares were restricted and the holding periods applicable.

The issuances from the Company were exempt from registration under Rule 506 of Regulation D pursuant to the private offering exemption of Section 4(2) of the Securities Act. These shares are restricted and are not registered, thus shareholders cannot resell the shares until they are either registered or an exemption from registration is available. The stock certificates bear a restrictive legend.

Financial Statements
Balance Sheet, page F-2
Statements of Operations, page F-3

55. Please revise to clarify the nature of the expenses included in Stock issued for services, Amortization of stock issued for prepaid services, and Stock warrant expense. For example, include these costs in general and administrative expenses, research and development expenses, etc. based on the nature of the costs. Expand Management’s Discussion and Analysis to clearly discuss the nature of these costs and why they increased from the prior year.

During the year ended December 31, 2012, the Company issued 6,966,800 shares of common stock with a fair market value of $9,160,980 of which $4,495,000 were for research and development expense and $4,665,980 were for selling, general and administrative. The Company also issued 6,790,000 shares of common stock with a fair market value of $23,087,250 for prepaid consulting services. Prepaid consulting services are amortized over the term of the contracts. For the year ended December 31, 2012, the Company amortized $17,004,479 of these prepaid consulting fees of which $283,979 were for research and development expense and $16,720,500 were for selling, general and administrative. The Company determined the fair market value of the stock warrants issued during the year ended December 31, 2012 to be $25,810,469 and included the expense in selling, general and administrative.

Additions have been made to the Form 10/A.

Statement of Stockholders’ Equity, page F-4

56. Please tell us why prepaid services and the amortization of prepaid expenses are included in stockholders’ equity. Based on your disclosure on page 57, it appears the prepaid services relate to consulting services to be performed and should be accounted for as an asset on your balance sheet.

Please be advised that the Company initially measured the fair market value of the common stock issued for services based upon the date the grantor and grantee entered into an agreement under ASC 505-50-30, Initial Measurement. The grantor concluded that an asset had not been received since the grantee had a performance commitment. Therefore, the Company recorded the issuance of the common stock in a contra-equity account in accordance with ASC 505-50-45 Other Presentation Matters. The disclosure on page 57 will be modified.

57. In order for us to fully understand the equity fair market valuations reflected in your financial statements please provide an itemized chronological schedule covering all equity instruments issued in 2012 and in Note 13, subsequent to the balance sheet date. Please provide the following information separately for each equity issuance:

☐ The date of the transaction;

See attachment.

☐ Management’s estimated fair market value per share and how the estimate was developed;

The fair market value of the common stock was calculated using the trading price as reported on the pink sheets as of the date of the agreement or transaction.

☐ The trading value on the date of each issuance. If you did not use the trading value as the fair value, please tell us why;

The trading value of the common stock as of the date of the signed agreement was used.

☐ The identity of the recipient, indicating if the recipient was a related party;

See attachment.

☐ The nature and terms of concurrent transactions; and

See attachment.

☐ The amount of any compensation or interest expense element.

See attachment.

58. With regards to your issuance of equity instruments to non-employees, you state in Stock-Based Compensation and Issuance of Stock for Non-Cash Consideration on page F-10 that you value the shares based on the value of the services provided. Please tell us how you considered the guidance in ASC 505-50-30-2 which states that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Given that your stock is trading, please tell us why the fair value of the stock is not more reliably measurable. If you believe that the fair value of the services is more reliably measurable, please tell us why for each stock issuance. For example, please help us understand why $23 million in prepaid consulting services is reliably measurable for the services provided.

Please be advised that the Company initially valued the issuance of common stock for services based upon fair market value of the common stock as of the date of the agreement under ASC 505-50-30, Initial Measurement. Since the Company’s stock is trading, we agree that the stock price is the more reliable measure of fair market value. The footnote titled ‘Stock-Based Compensation and Issuance of Stock for Non-Cash Consideration’ on page F-10 will be modified to reflect the Company’s accounting policy.

59. Please revise the description of the “Issuance of common stock for issuance of warrants” line item to clarify that no common stock was issued.

The Company changed the description on the Statement of Stockholders’ Equity from “Issuance of common stock for issuance of warrants” to “Issuance of warrants to purchase common stock.”

Notes to the Financial Statements

2. Summary of Significant Accounting Policies, page F-7

60. You disclose in Risk Factors on page 37 that some of your existing drug candidates, including LDN and MENK, and some of your research and development work are funded, at least in part, by the U.S. government research grants. Please disclose your accounting policy for grant revenues.

Pursuant to the Jumpstart Our Business Startups Act, an emerging growth company is not required to adopt new accounting policies for a period of 5 years. There are no accounting policies.

Basis of Presentation, page F-7

61. Please explain the reason for making the statement that you recommend that the footnote disclosures be read in conjunction with your financial report. Clarify the financial report you reference in this paragraph.

The second paragraph has been removed.

Intangible Assets, page F-9

62. Please separately disclose patents and licenses, if significant. Refer to ASC 350-30-50-1.

The Company has three patent license agreements and each of these patents was disclosed in Note 10 Licenses and Supply Agreements of the financial statements. The three patent license agreements are as follows:

Plotnikoff patent license agreement	$16,006,000
Bihari patent license agreement	1,372,000
LHD patent license agreement	2,880,384
Total patent license agreements	$20,258,384

Each of these patent license agreements was acquired through the issuance of common stock and were valued based upon the trading price of the common stock as of the date of the agreement plus additional costs incurred in accordance with the patent license agreements. The Company did not capitalize any research and development costs.

Recent Accounting Standards, page F-10

63. Please name the accounting pronouncements that you adopted during the periods presented and describe the effect of their adoption. For pronouncements that you expect to adopt in future periods, please discuss the impact that the adoption of the standard is expected to have on your financial statements; if impact not known or not estimable, a statement to that effect should be made.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

5. Promissory Notes, page F-12

64. You state that you issued 2,901,450 shares of common stock for the retirement of $370,043 of promissory notes payable and accrued interest and recorded a loss on conversion of the above debt of $22,105,265. Please clarify if the note was convertible and if so what the conversion rate was. In addition, please clarify if the note was to a related party and tell us why loss on conversion is the appropriate classification instead of compensation expense for services.

The Company issued 2,800,140 shares of common stock with a fair market value of $22,204,604 for the retirement of $250,500 of principal and $94,000 of accrued interest of four convertible promissory notes payable during the year ended December 31, 2012. An original discount of $191,595 was recorded upon issuance during the year ended December 31, 2009. The terms of the conversion were modified during the year ended December 31, 2012 and the terms varied between $0.01 and $0.20 per share. In accordance with ASC 420-20-40, Debt-Debt with Conversions and Other Options-Derecognition, the Company recognized a loss on settlement of debt of $21,668,769 to reflect the modification in terms of the conversion of the convertible promissory notes, payable based upon the fair market value of the common stock at the date the lender accepted the conversion offer. The promissory notes payable were not between related parties of the Company. Convertible promissory notes totaled $432,363 and $682,863 at December 31, 2012 and 2011, respectively.

The Company issued 101,310 shares of common stock with a fair market value of $462,039 for the retirement of $25,000 of principal and $542 of accrued interest of two promissory notes payable during the year ended December 31, 2012. The conversion rate for the $20,000 promissory note payable was $0.20 and the conversion rate for the $5,000 promissory note payable was $4.83. The Company recognized a loss on settlement of debt of $436,496 for the year ended December 31, 2012. The promissory notes payable were not between related parties of the Company.

65. In Item 10- Recent Sales of Unregistered Securities on page 56 you disclose that several notes were converted to common stock. Please revise this note to disclose the conversions, the accounting treatment for the conversions, and the amount of the notes outstanding at the end of each reporting period. Please tell us how your accounting complies with GAAP and cite for us the accounting literature that you relied upon in accounting for the transactions disclosed.

The Following has been added to the Form 10/A:

The Company issued 2,800,140 shares of common stock with a fair market value of $22,204,604 for the retirement of $250,500 of principal and $94,000 of accrued interest of four convertible promissory notes payable during the year ended December 31, 2012. An original discount of $191,595 was recorded upon issuance during the year ended December 31, 2009. The terms of the conversion were modified during the year ended December 31, 2012 and the terms varied between $0.01 and $0.20 per share. In accordance with ASC 420-20-40, Debt-Debt with Conversions and Other Options-Derecognition, the Company recognized a loss on settlement of debt to reflect the modification in terms of conversion of $21,668,769 on the conversion of the convertible promissory notes payable based upon the fair market value of the common stock at the date the lendor accepted the conversion offer. The promissory notes payable were not between related parties of the Company. Convertible promissory notes totaled $432,363 and $682,863 at December 31, 2012 and 2011, respectively.

The Company issued 101,310 shares of common stock with a fair market value of $462,039 for the retirement of $25,000 of principal and $542 of accrued interest of two promissory notes payable during the year ended December 31, 2012. The conversion rate for the $20,000 promissory note payable was $0.20 and the conversion rate for the $5,000 promissory note payable was $4.83. The Company recognized a loss on settlement of debt of $436,496 for the year ended December 31, 2012. The promissory notes payable were not between related parties of the Company. The Company did not have any notes payable balances outstanding at December 31, 2012 and 2011.

Item 10 Recent Sales of Unregistered Securities, Page 59

6. Capital Structure-Common Stock and Common Stock Purchase Warrants, page F-12

66. You state that during 2012, the Company received $1,136,500 from the sale of units consisting of a total of 7,285,000 shares of common stock and common stock purchase warrants for the purchase of up to 7,260,000 shares of common stock. In “Stock Warrants” on page F-13 you state that you valued the warrants at $25,810,469 based on the Black Scholes method. Please tell us why the value of the warrants is greater than the proceeds of the units of $1,136,500 and explain to us the basis for your accounting treatment, citing the literature you used. If the warrants are accounted for as derivatives pursuant to ASC 815, please clarify your accounting treatment and the basis thereof. Please provide us the journal entry for recording the issuance of stock and warrants.

The stock warrants were valued using Black Scholes to determine the fair market value. The Company’s common stock was trading on the pink sheets at a rate of $0.95 to $8.05 per share with the average price per share being $3.60 per share based upon the date of the exercise. Nevertheless, the Company sold its shares for cash at a rate of $0.10 to $0.50 per share which was below closing price per pink sheets. The warrants exercise price is approximately $1 per share.

DR / (CR)

Cash	1,134,000
Common stock	(7,260)
Additional paid-in capital	(1,126,740)
To record the issuance of common stock for cash

Stock warrant expense	25,810,469
Additional paid-in capital	(25,810,469)

To record the issuance of stock warrants at fair-market value.

10. Licenses and Supply Agreements Patent and Subsidiary Acquisition, page F-16

67. Your acquisition of TNI IP, Inc. appears to be a business combination pursuant to ASC 805-10-20. Refer also to ASC 805-10-55-4 through 55-9. If the acquisition is a business combination, please provide the following information:

☐ The financial statements of the business acquired and the related pro forma information pursuant to Rules 8-04 and 8-05 or 3-05 and 11-01, if required, or tell us why you believe the information is not required;

As of the date of the acquisition, TNI BioTech IP, Inc. had no assets, no liabilities and no operations. Therefore, the disclosure of the financial statements for the business acquired and the pro forma financial statements were not material to the overall financial statements and were not included.

Shares Issued for Subsidiary and Patent Acquisition

☐ Include all of the disclosures required by ASC Topic 805. For example, provide the disclosures required by ASC 805-10-50-2 and ASC 805-30-50-1 and ensure that this disclosure discusses how you valued the consideration conveyed;

The Company issued 20,250,000 shares of common stock for the TNI BioTech IP, Inc. The trading value of the common stock was used to determine the fair market value of TNI BioTech IP, Inc. The stock was valued based upon the date of the agreement. The Company allocated 8,000,000 shares to the patent license agreement and 12,250,000 shares to goodwill. The patent license agreement dated March 23, 2012 originally indicated that 6,000,000 shares would be issued to Dr. Plotnikoff. Subsequent to the original agreement (April 24, 2012) an additional 2,000,000 shares were issued. The share price was allocated as follows:

Patents:	FMV
Shares agreed upon at 3/23/2012	6,000,000	$0.001	$6,000
Shares agreed upon at 4/24/2012	2,000,000	$8.00	16,000,000
Total value			$16,006,000

Goodwill
Shares agreed upon at 4/24/2012	12,250,000	$8.00	$98,000,000

Shares Issued for Subsidiary and Patent Acquisition

☐ Tell us what consideration was given to identifying assets apart from goodwill and the patent in the business acquisition. For example, tell us what consideration was given to recording in-process research and development or other assets. Refer to ASC 805-20-55; and

The Company valued the shares issued to Dr. Plotnikoff as identified in the patent license agreement as consideration for the patent. The remaining shares in the acquisition were considered to be goodwill.

☐ It appears the patent was acquired in connection with the subsidiary acquisition. If so, please revise throughout the filing to clarify. For example, your stockholders’ equity section currently separately denotes the patent acquisition from the subsidiary acquisition.

  Filing has been modified.

68. Please tell us your consideration of whether the share exchange agreement executed by pH Environmental for the acquisition of all of the outstanding shares of TNI BioTech, Inc. qualifies for reverse acquisition accounting treatment and provide us your analysis. Refer to ASC 805-10-25, 805-40, and any authoritative literature you rely upon to support your accounting. Tell us if there was any common control between the two entities prior to the merger and provide us your analysis of your accounting in that regard with reference to the authoritative literature that supports your accounting treatment.

The Company purchased the outstanding shares of TNI BioTech IP, Inc. Management considered the accounting guidance in ASC 805-10-25 and determined that the Company is properly considered to be the acquirer and TNI BioTech IP, Inc. is the acquiree, as evidenced by control of the Company. Ms. Noreen Griffin, Board member and Chief Executive Officer, and Chris Pearce, Chief Operating Officer maintained control of operations of the Company. TNI BioTech IP, Inc.’s primary purpose was to hold the patents referred to as the Platnikoff Patents.  TNI BioTech IP, Inc. had no assets, no liabilities and no operations. The officers of TNI BioTech IP, Inc. were scientists who had been or will be involved in the clinical trials and the other research and development activities. Additionally, the Company acquired additional patents after its initial acquisition which was critical to the Company’s planned operations. Management has maintained that the real value of the patents is the use of these patents together.

69. Please tell us the basis for treating the 1,182,474 shares issued to the shareholders of TNI Biotech, Inc. prior to the acquisition of TNI Biotech, Inc. as a dividend. Please consider the guidance in ASC 805 in analyzing the accounting for this transaction.

On April 12, 2012, the Company’s board of directors awarded a stock dividend to the shareholders on record as of April 23, 2012. The stock dividend was paid to the TNI BioTech, Inc. shareholders prior to the Company’s acquisition of TNI BioTech IP, Inc. The dividend was recorded at par value. We reviewed the guidance provided at ASC 805 and determined that it did not apply since the dividends were awarded to existing shareholders prior to the acquisition.

11. Commitments and Contingencies, page F-18

70. Please disclose your accounting policy for the amounts pursuant to the agreements discussed in this note and in Note 13, Subsequent events. In addition, please assure that your disclosures describe the material terms of your arrangements, including, but not limited to any payment provisions, obligations, rights, terms and termination provisions.

Note 11 - Malawi Treatment Facilities
There is no accounting policy. Terms have been previously disclosed. All additional terms are disclosed in the notes to the financial statements.

Note 11 - Agreement in Nigeria
There is no accounting policy. Confidential Treatment request being submitted concurrently with this response. Terms have been previously disclosed. All additional terms permitted to be disclosed are in the notes to the financial statements.

Note 11 - Strategic Framework Agreement with Zhongzhu Group
There is no accounting policy. Terms have been previously disclosed. All additional terms are disclosed in the notes to the financial statements.

Note 11 - Operating Leases
The operating lease was a temporary office rental that was on a month-to-month basis. The Company had no future comment and is no longer using the facility. No additional disclosures were deemed necessary.

Note 13 – Related Party Transaction
Ms. Kelly O’Brien Wilson signed an employment agreement on January 3, 2013, which included a signing bonus of 50,000 shares of common stock. The shares are to be valued at the fair market value at the date of the agreement (January 3, 2013). The shares have not been issued as of May 31, 2013, and Ms. Wilson is in the process of renegotiating her contract. Therefore, the shares have not been recorded as outstanding.

Note 13 – Commissioned Processing Contract, addendum to Venture Cooperation and Strategic Framework Agreement
There is no accounting policy. Confidential Treatment request being submitted concurrently with this response. Terms have been previously disclosed. All additional terms permitted to be disclosed are in the notes to the financial statements.

Note 13 – Common Stock Purchase Warrant Exercises
The exercise of the stock warrants were recorded based upon the cash proceeds during the quarter ended March 31, 2013. The stock warrants issued during the quarter ended March 31, 2013 were valued using the Black Scholes model and the Company recorded an expense of $1,065,894.

13. Subsequent Event
Common Stock Purchase Warrant Exercises, page F-19

71. Please clarify the accounting treatment for the reduced exercise price and change in term and provide us the basis for your accounting treatment.

The Company recalculated the fair market value of the stock warrants using the reduced exercise price. The reduced exercise price for the stock warrants increased the fair market value of the warrants by approximately $60,000. The Company determined that the change in value was not material to the financial statements. No additional adjustments were recorded.

The company acknowledges that:

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer

Attachment

TNI BIOTECH, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Date of		Common Stock		Additional Paid	Prepaid	Shares to	Retained
	Agreement		Shares	Amount	in Capital	Consulting	Be Issued	Earnings	Total

Balance at December 31, 2011			113,644	$114	$1,005,603	$-	$-	$(1,953,126)	$(947,409)

Shares Issued for Services				-
Noreen Griffin - Emp Agree - Sgned March 26, 2012	3/21/2012	Related Party	1,920,000	1,920	-	-	-	-	1,920
Richard Bennet - Noreen Griffin Empl Agr- 3/26/12	3/21/2012	Related Party	50,000	50	-	-	-	-	50
Joseph Griffin - Noreen Griffin Empl Agr- 3/26/12	3/21/2012	Related Party	50,000	50	-	-	-	-	50
Michael Bennet- Noreen Griffin Empl Agr- 3/26/12	3/21/2012	Related Party	10,000	10	-	-	-	-	10
Julie Bennet- Noreen Griffin Empl Agr- 3/26/12	3/21/2012	Related Party	10,000	10	-	-	-	-	10

Thomas Flanders	10/4/2012		10,000	10	21,290	-	-	-	21,300
Chris Pearce - Empl Agr - 1/2/12	1/2/2012	Related Party	3,000,000	3,000	-	-	-	-	3,000
Joseph Griffin - Empl Agre - 9/15/12	9/15/2012	Related Party	250,000	250	212,250	-	-	-	212,500
Robert Wilson	10/4/2012	Related Party	250,000	250	532,250	-	-	-	532,500
Webfoot Marketing	10/4/2012	Related Party	400,000	400	851,600	-	-	-	852,000
Heussen Family	11/16/2012	Related Party	500,000	500	4,494,500				4,495,000
Marin Bradley	4/27/2012	Related Party	50,000	50	399,950	-	-	-	400,000
Shane, Jonathan	6/6/2012		65,000	65	168,935	-	-	-	169,000
Cape Mackinnon	6/6/2012		150,000	150	389,850	-	-	-	390,000
Adam Kagel	6/6/2012		1,800	2	4,678	-	-	-	4,680
Brouillette	11/27/2012		250,000	250	2,074,750	-	-	-	2,075,000
Stock to be issued to Noreen Griffin (2,960,000 shares)	1/2/2012	Related Party	-	-	-	-	2,960	-	2,960
Stock to be issued to Chris Pearce (1,000,000 shares)	1/2/2012	Related Party	-	-	-	-	1,000	-	1,000
Total shares issued for services			6,966,800	6,967	9,150,053	-	3,960	-	9,160,980

Shares Issued for Dividend to TNI BioTech, Inc. shareholders before acquisition	4/12/2012		1,182,474	1,182	(1,182)	-	-	-	0

Shares issued for TNI BioTech IP, Inc. and Platnikoff Patents:
Shares allocated to goodwill in connection with the TNI BioTech IP, Inc.	4/24/2012		12,250,000	12,250	97,987,750	-	-	-	98,000,000
Shares issued to Plotnikoff	4/24/2012		2,000,000	2,000	15,998,000	-	-	-	16,000,000
Shares issued to Plotnikoff	3/4/2012		6,000,000	6,000	-	-	-	-	6,000
Total shares issued for TNI acquisition			20,250,000	20,250	113,985,750	-	-	-	114,006,000

Shares Issued for Debt:
Advisory Services Conversion
Titan	6/6/2012		735,000
Global Investment (Debt Conversion)	6/6/2012		100,000
Global Investment (Debt Conversion)	12/4/2012		250,000

Total for Lexicon (Advisory Services)			1,085,000	1,085	8,668,415	-	-	-	8,669,500

Robert Johnson	4/24/2012	Former Officer	700,000	700	5,496,172	-	-	-	5,496,872
Robert Johnson	6/6/2012	Former Officer	20,140	20	49,377	-	-	-	49,397

K-C Operations, Inc.	4/24/2012		500,000
Infinite Alpha (Advisory Services)	4/24/2012		200,000
Scott Long (Assigned)	11/29/2012		20,000
Thomas Black (Assigned)	11/29/2012		50,000
Ahmad Arfaania (Assigned)	11/29/2012		200,000
Total for KC Operations	4/24/2012		970,000	970	7,684,030	-	-	-	7,685,000

Leland Martin	5/21/2012		25,000	25	112,475	-	-	-	112,500
Leland Martin	5/21/2012		1,310	1	12,038				12,039
Total for Leland Martin			26,310	26	124,513	-	-	-	124,539

Warchest	5/21/2012		100,000	100	449,900	-	-	-	450,000

Total Shares issued for Debt			2,901,450	2,901	22,472,407	-	-	-	22,475,308

Total shares issued for prepaid services		Attachment B	6,790,000	6,790	23,080,460	(23,087,250)	-	-	-

Amortization of prepaid services			-	-	-	17,004,479	-	-	17,004,479

Common Stock Sold for Cash
Common stock sold for cash	Various	Attachment A	7,260,000	7,260	1,126,740	-	-	-	1,134,000
Exercise of stock option not included in above amount			25,000	25	2,475	-	-	-	2,500
Total shares issued for cash			7,285,000	7,285	1,129,215	-	-	-	1,136,500

Stock Warrants
Stock warrants issued		Attachment C	-	-	25,737,219	-	-	-	25,737,219
FMV value of warrants exercised			-	-	73,250				73,250
Total shares issued for cash			-	-	25,810,469	-	-	-	25,810,469

Shares to be issued for Acquistion of patents
Shares to be issued for acquisition of Bihari patents	8/13/2012		-	-	-	-	972,000	-	972,000
Shares to be issued for acquisition of LHD patents	12/18/2012		-	-	-	-	2,715,000	-	2,715,000
Total shares to be issued			-	-	-	-	3,687,000	-	3,687,000

Net loss			-	-	-	-		(174,989,490)	(174,989,490)
Balance at December 31, 2012			45,489,368	$45,489	$196,632,775	$(6,082,771)	$3,690,960	$(176,942,616)	$17,343,838

TNI BIOTECH, INC.
STOCK ISSUED FOR CASH
DECEMBER 31, 2012

Attachment A

	Date	Shareholder	Shares	Amount
1	8/27/2012	Joel Yanowitz & Amy B. Metzenbaum	50,000	$25,000
2	8/29/2012	Eric W. Luna	15,000	7,500
3	9/5/2012	Robert J. Dailey	1,000,000	100,000
4	9/26/2012	Roger D. Bozarth	500,000	100,000
5	9/26/2012	Robert J. Dailey	1,000,000	100,000
6	10/3/2012	Christine Dailey	1,000,000	100,000
7	10/5/2012	Marview Holdings, Inc.	250,000	50,000
8	10/5/2012	Paul and Christy Akin	250,000	50,000
9	10/6/2012	Alan Yanowitz	160,000	40,000
10	10/7/2012	Alan Yanowitz, Bennett Yanowitz Credit Shelter Trust	40,000	10,000
11	10/7/2012	Susan St. Ledger	500,000	100,000
12	10/15/2012	Gerald Yanowitz	60,000	24,000
13	10/15/2012	William Delaney	100,000	15,000
14	10/15/2012	Richard Gostanian	375,000	40,000
15	10/17/2012	Steven and Dianne de Laet	250,000	50,000
16	10/19/2012	Michael and Cynthia de Laet	100,000	20,000
17	10/25/2012	Christine Dailey	500,000	50,000
18	11/7/2012	John Sumrall	100,000	25,000
19	11/8/2012	Roger Bozarth	250,000	62,500
20	11/8/2012	Jeffrey Atkin, Atkin Family Living Trust of 2011	160,000	40,000
21	11/8/2012	Elliot Quint	40,000	10,000
22	11/15/2012	Paul and Clark Atkin	125,000	25,000
23	11/15/2012	Paul Atkin	125,000	25,000
24	11/15/2012	Paul Atkin	250,000	50,000
25	11/20/2012	Kevin M. Sweeney	50,000	12,500
26	12/3/2012	Steve R. Lindell	10,000	2,500
			7,260,000	$1,134,000

TNI BIOTECH, INC.
PREPAID CONSULTING AND AMORTIZATION
DECEMB4ER 31, 2012
Attachment B

Contractor/Consultant		Date	No. Shares Issued		Stock Closing Price	FMV	Amortization Period (Months)	Monthly Amortization	Months to Amortize	2012 Amortization

Shares issued as of December 31, 2012
MARLIN MOLINARO	TBT_124	6/26/2012	225,000	agreement	2.65	$ 596,250	12	49,688	6	$ 298,125
REDSTONE COMMUNICATIONS LLC	TBT_125	6/26/2012	225,000	agreement	2.65	596,250	12	49,688	6	298,125
BROAD STREET VENTURES LLC	TBT_126	6/26/2012	50,000	agreement	2.65	132,500	12	11,042	6	66,250
GRANT GALLOWAY	TBT_210	9/18/2012	500,000	consulting	1.03	515,000	-	-	-	515,000
AHMAD ARFAANIA	TBT_373	10/15/2012	966,666	canceled in 2013/consulting	2.85	2,754,998	6	459,166	2	918,333
STEELTOWN CONSULTING GROUP LLC	TBT_374	10/15/2012	166,667	canceled in 2013/consulting	2.85	475,001	6	79,167	2	158,334
INFINITE ALPHA INC.	TBT_375	10/15/2012	366,667	canceled in 2013/consulting	2.85	1,045,001	6	174,167	2	348,334
ROBERT ROWAN	TBT_379	9/13/2012	80,000	consulting	1.05	84,000	12	7,000	3	21,000
STEVE DWORKIN	TBT_380	9/13/2012	80,000	consulting	1.05	84,000	12	7,000	3	21,000
STEELTOWN CONSULTING GROUP LLC	TBT_394	10/15/2012	80,000	canceled in 2013	2.85	228,000	12	19,000	2	38,000
HENRY A. LENTZ	TBT_438	9/13/2012	100,000	consulting	1.05	105,000	12	8,750	3	26,250
PHIL GIORDANO AND THERESA GIORDANO	TBT_439	9/13/2012	100,000	consulting	1.05	105,000	12	8,750	3	26,250
PHIL GIORDANO AND THERESA GIORDANO	TBT_463	9/13/2012	25,000	consulting	1.05	26,250	12	2,188	3	6,563
HENRY A. LENTZ	TBT_464	9/13/2012	25,000	consulting	1.05	26,250	12	2,188	3	6,563
Crystal	TBT-289 and TBT 302	9/26/2012	200,000		1.35	270,000	12	22,500	3	67,500
Relaunch Services		8/14/2012	1,000,000	consulting	1.95	1,950,000.00	12	162,500	4	650,000
Ndiouga Dieng		6/10/2012	25,000	consulting	2.60	65,000	12	5,417	5	27,083
Ndiouga Dieng		9/17/2012	225,000	consulting	0.85	191,250	12	15,938	3	47,813
Relaunch		10/11/2012	1,000,000	consulting	4.20	4,200,000	-	-	-	4,200,000
Relaunch		11/8/2012	1,300,000	consulting	7.10	9,230,000	-	-	-	9,230,000
Randall Fiore		11/12/2012	50,000	consulting	8.15	407,500	12	33,958	1	33,958

Total for the year ended December 31, 2012			6,790,000			23,087,250				17,004,479

TNI BIOTECH, INC.
SHARES ISSUED FOR TNI BIOTECH IP, INC.
DECEMB4ER 31, 2012

Attachment C
				Goodwill	Patents	Total
6/6/2012	TERRY, CHAD	TB_3701		150,000		150,000
6/6/2012	GLOBAL INVESTMEN	TB_3702		1,000,000		1,000,000
6/6/2012	PLOTNIKOFF TRUST	TB_3703	Honorary Board		8,000,000	8,000,000
6/6/2012	CARNEY, THOMAS P	TB_3704		1,100,000		1,100,000
6/6/2012	WOODS, GENE	TB_3705		1,000,000		1,000,000
6/6/2012	YOUKILIS, EUGEEN	TB_3706	Board	1,000,000		1,000,000
6/6/2012	CDR YOUKILIS LLC	TB_3707		1,000,000		1,000,000
6/6/2012	SALIT, DONNA	TB_3709		1,000,000		1,000,000
6/6/2012	SHAN, FENG PIN	TB_3711	Board	1,500,000		1,500,000
6/6/2012	THIAM, AMADOU	TB_3712		10,000		10,000
6/6/2012	NGUELE, RUPHIN	TB_3713		10,000		10,000
6/6/2012	SULZBACH, CARL	TB_3714		10,000		10,000
6/6/2012	THOMPSON, DEBBIE	TB_3715		10,000		10,000
6/6/2012	HERNDON SR, BREN	TB_3716	Board	10,000		10,000
6/6/2012	HERNDON, CHERI	TB_3717	Board	10,000		10,000
6/6/2012	HERNDON III, BRE	TB_3718	Board	10,000		10,000
6/6/2012	BOZEMAN, CHARLON	TB_3719		50,000		50,000
6/6/2012	BOZEMAN, CASSAND	TB_3720		50,000		50,000
6/6/2012	BOZEMAN JR, DAVI	TB_3721		50,000		50,000
6/6/2012	BOZEMAN, CORETTA	TB_3722		50,000		50,000
6/6/2012	STAMPS III, HOWA	TB_3723		10,000		10,000
6/6/2012	BROWN-STAMPS, SH	TB_3724		10,000		10,000
6/6/2012	HOWARD JR, REGIN	TB_3725		10,000		10,000
6/6/2012	HEUSSEN, MAYA UZ	TB_3726		10,000		10,000
6/6/2012	HEUSSEN, ZAHRA N	TB_3727		10,000		10,000
6/6/2012	HERNDON, GLORIA	TB_3728		180,000		180,000
6/6/2012	MURPHY ADVISORS	TB_3729		1,500,000		1,500,000
6/6/2012	HERBERMAN, RONAL	TB_3730		250,000		250,000
6/6/2012	ANGUS DALGLEISH	TB_3731		250,000		250,000
6/6/2012	HYPERCLIP.COM IN	TB_3885		750,000		750,000
6/6/2012	COOL BUSH LTD,	TB_3886		250,000		250,000
11/16/2012	HERBERMAN, HARR	TBT_382		1,000,000		1,000,000

				12,250,000	8,000,000	20,250,000